December 23, 2015

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Asen Parachkevov, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund Registration Statement on Form N-2 File Nos.: 333-207678; 811-23109

Responses to Staff comments made by letter dated November 27, 2015

Dear Mr. Parachkevov:

On behalf of our client, NorthStar Real Estate Capital Income Fund, a Delaware statutory trust (the “Trust”), set forth below are the responses of the Trust to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by letter dated November 27, 2015 (the “Comment Letter”) in connection with the Trust’s Registration Statement on Form N-2, filed on October 29, 2015 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Trust is submitting Pre-Effective Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Trust has revised the Registration Statement to update other disclosures.

The Trust’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Trust has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was submitted today by the Trust via EDGAR, reflecting all changes made to the Original Registration Statement. All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

General

Comment 1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 1. The Trust acknowledges the Staff’s comment.

Comment 2.	The Fund’s name includes the term “credit.” The Registration Statement states that the Fund intends to invest “at least 80% of the Master Fund’s assets (plus the amount of leverage for investment purposes) in a diversified portfolio of real estate and real estate-related investments.” However, Rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”) requires a “credit” fund to invest at least 80% of its assets (plus borrowings for investment purposes) in debt securities. Please revise the disclosure or change the name of the Fund to comply with the requirement. Further, please revise the disclosure to make clear that the Master Fund, and not the Fund, intends to invest the Master Fund’s assets in accordance with the requirements of Rule 35d-1.

Response 2. In response to the Staff’s comment regarding use of the term “credit,” the Trust has changed its name to “NorthStar Real Estate Capital Income Fund” to comply with Rule 35d-1 under the 1940 Act. In accordance with Question 9 of the Staff’s Frequently Asked Questions about Rule 35d-1 (Investment Company Names), which is reprinted below, the Trust believes that its use of the term “income” complies with Rule 35d-1 since the term suggests an investment objective or strategy as opposed to a type of investment. Specifically, the name “income” conveys part of the Trust’s primary investment objectives, which are “to generate attractive and consistent income through cash distributions and preserve and protect shareholder’s capital.” [Emphasis added].

Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. For example, fund companies offering a group of “life cycle” funds, each of which invests in stocks, bonds, and cash in a ratio considered appropriate for investors with a particular age and risk tolerance, sometimes use the term “income” to describe the fund that places the greatest emphasis on achieving current income. Similarly, the term “growth and income” does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income. Likewise, the term “equity income” suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income. By contrast, a term such as “fixed income” suggests investment in a particular type of investment and would be covered by rule 35d-1.

Additionally, the disclosure (as evidenced by the below passage from the Cover Page) has been revised throughout the Registration Statement to make clear that the Master Fund, and not the Trust, intends to invest the Master Fund’s assets in accordance with the requirements of Rule 35d-1.

"The ~~Trust~~ Master Fund intends to invest at least 80% of the Master Fund’s net assets (plus the amount of leverage for investment purposes) in a diversified portfolio of real estate and real estate-related investments…"

Comment 3.	In various sections of the Registration Statement, the disclosure states that the Fund and the Master Fund have the same investment objectives, which, as stated with respect to the Fund, are “to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital, with a secondary objective of capital appreciation.” Yet, it is also stated (see Cover Page), that the Master Fund “places a lesser emphasis on, but still intends to target, capital appreciation from its investments.” Please reconcile the two statements.

Response 3. In response to the Staff’s comment, the Trust has revised the disclosure on the cover page and similarly throughout the Registration Statement as follows:

“The Master Fund’s lending focused investment strategy emphasizes its primary investment objectives to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital and its secondary investment objective of ~~. The Master Fund places a lesser emphasis on, but still intends to target,~~ capital appreciation from its investments.”

Comment 4.	As both the Fund and the Master Fund are classified as non-diversified, please remove from the Registration Statement all references to the Fund’s and/or the Master Fund’s portfolios as being “diversified,” as such language may potentially mislead investors.

Response 4. In response to the Staff’s comment, the Trust respectfully advises the Staff that, as disclosed throughout the Registration Statement, each of the Trust and the Master is a non-diversified, closed-end management investment company for purposes of Section 5 of the 1940 Act. However, as stated in the Registration Statement, the Master Fund seeks to diversify its portfolio broadly among issuers, geographic location and investments, thereby attempting to reduce the risk of a downturn in any one company or type of investment having a disproportionate impact on the value of the Master Fund’s portfolio. In this context, the Master Fund respectfully submits that the terms “diversify” and “diversification” are used in a more general manner to express the Master Fund’s intent to reduce risk by investing in a variety of assets across the real-estate industry. Such diversification is also mandated by the regulations applicable to regulated investment companies under the Internal Revenue Code of 1986, as amended (the “Code”), with which the Master Fund seeks to comply. The Trust believes it is important for investors to know that the Master Fund does not intend to invest in only one type of issuer, geographic location or asset class, which would subject the Master Fund to risks if there was a downturn in the real-estate industry. The Trust respectfully submits that the use of such terms in this context would not mislead investors to believe that the Master Fund was a “diversified” fund for purposes of the 1940 Act. Furthermore, the Trust believes the disclosure in the “Prospectus Summary—Risk Factors” and the “Risk Factors” sections of the Registration Statement, which are reprinted below, adequately states the risks associated with an investment in a non-diversified, closed-end management investment company.

From page 19 of the Registration Statement:

“The Master Fund may be more susceptible than diversified funds to being adversely affected by events impacting a single borrower, geographic location, security or investment type, and is not limited with respect to the proportion of capital that may be invested in a single asset.”

From page 65 of the Registration Statement:

“The Master Fund may be more susceptible than diversified funds to being adversely affected by events impacting a single borrower, geographic location, security or investment type, and is not limited with respect to the proportion of capital that may be invested in a single asset.

As the Master Fund is not required to invest in a diversified pool of assets, the Master Fund can invest a greater portion of its assets in obligations of a single issuer. The Master Fund may therefore be more susceptible than a diversified fund to being adversely affected by events impacting a single borrower, geographic location, security or investment type.”

Comment 5.	With respect to the Fund’s principal investment strategy, please explain in your response letter what investments are deemed to be “real estate-related investments.” We may have additional comments.

Response 5. The Trust informs the Staff supplementally that it considers an investment to be real estate-related if the issuer of such investment (i) derives at least 50% of its revenues from the ownership, construction, financing, management or sale of commercial, industrial or residential real estate, or (ii) has at least 50% of its assets in these types of real estate. Real estate-related investments include: (i) securities of REITs or other real estate operating companies that (a) own property, (b) make or invest in short-term construction and development mortgage loans, or (c) invest in long-term mortgage pools; (ii) securities of companies whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages; and (iii) debt instruments that are secured by or, in the case of mezzanine loans, otherwise supported by, underlying real estate assets, b-notes, mezzanine loans, and other subordinate debt instruments. The Trust’s 80% policy includes investments related to for-lease multi-family residential dwellings in the definition of real estate-related investments, but does not include investments related to U.S. single family, detached housing.

Comment 6.	Please explain in your response whether the CDO vehicles in which the Fund intends to invest would be deemed to be investment companies under the Investment Company Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7). Please inform the Staff whether the Fund intends to impose limits on the Fund’s investment in CDO vehicles. We may have additional comments.

Response 6. The Trust informs the Staff supplementally that the CDO vehicles in which the Master Fund intends to invest may be structured in reliance on (i) an exception from the definition of an investment company set forth in Sections 3(c)(1) and 3(c)(7) of the 1940 Act or (ii) an exemption or exception from the definition of investment company other than the exceptions set forth in Sections 3(c)(1) and 3(c)(7) of the 1940 Act, including the exemption provided by Rule 3a-7. Although there will be no stated limits on the Master Fund’s investment in CDO vehicles, the Master Fund does not presently intend to invest more than 5% of its net assets (plus the amount of leverage for investment purposes) in CDO vehicles under current market conditions. As such, the Trust believes the current disclosure in the Registration Statement is appropriate.

Comment 7.	With respect to investments in CMBS and CDO vehicles, please explain if the Fund intends to focus on specific tranches in the capital structure of such investment vehicles. We may have additional comments.

Response 7. The Trust informs the Staff supplementally that the Master Fund does not have a current intention to focus on a specific tranche or tranches of such investment vehicles, and directs the Staff's attention to the disclosure on page 79 under the caption “Risk Factors—The Master Fund will be exposed to the various risks associated with investments in CMBS” and on page 80 under the capital “Risk Factors—The Master Fund may invest in CDO notes, which may involve significant risks.”

Comment 8.	It appears that the Master Fund intends to make unfunded commitments, for example, when it purchases PE Investments or invests in joint ventures. Please note that the Master Fund should reasonably believe that its assets will provide cover to allow it to satisfy all such unfunded commitments.

Response 8. The Trust informs the Staff supplementally that the Master Fund reasonably believes that its assets will provide adequate cover to satisfy any capital call obligations (i.e., unfunded commitments) from PE Investments or joint ventures.

Comment 9.	It is disclosed that the Advisor is a recently formed Jersey limited company that will be a registered investment adviser under the Advisers Act prior to commencement of the offering. Please see Item 9.2 of Form N-2 and provide all required disclosures (to the extent applicable). In your response, please inform Staff about the status of the Advisor’s and the Co-Advisor’s registrations.

Response 9. The Trust informs the Staff supplementally that the Advisor that will serve as the investment adviser to the Master Fund and the Trust will now be a

Bermuda exempted company. The officers and directors of the Bermuda entity have a substantial portion of their assets in the United States. The Trust further advises the Staff that the disclosure has been revised on page 28 under the caption “The Advisors—The Advisor” to include the language below:

“A substantial portion of the Advisor’s assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process on the Advisor in the United States or to enforce in the United States judgments obtained in U.S. courts against the Advisor based on the civil liability provisions of the securities laws of the United States or any State or territory within the United States. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against the Advisor under the securities laws of those jurisdictions or entertain actions in Bermuda against the Advisor under the securities laws of other jurisdictions.”

The Advisor and the Co-Advisor will register as a non-resident adviser prior to the effectiveness of the Trust’s Registration Statement.

Comment 10.	Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response 10. The Trust informs the Staff supplementally that an exemptive application for an order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder was filed with the Commission on November 18, 2015, in which the Trust and the Master Fund were included as applicants. With the exception of the aforementioned exemptive application, there is no current expectation to submit an exemptive application or no-action request in connection with the Registration Statement.

The Trust also informs the Staff that it does not intend to request exemptive relief for the Trust to issue multiple classes of shares. The Trust advises the Staff on a supplemental basis that the three classes of the Trust’s common shares included in the Registration Statement have identical rights with respect to voting, distribution of assets and the payment of dividends. Specifically, the classes are intended solely to clarify for potential investors the different sales loads that may be charged for an investment in the Trust, depending on the nature of the investor involved. The Trust notes that it could likewise charge different sales loads for different classes of investors, even if it had only a single class of common shares. The Trust therefore believes that none of the three classes of its common shares should be viewed as a “senior security” within the meaning set forth in Section 18(g) under the 1940 Act, and that its use of three classes of common shares is consistent with both the plain language and the spirit of Section 18(c) under the 1940 Act.

Comment 11.	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response 11. The Trust informs the Staff supplementally that the Rule 5110 filing has been made with FINRA and FINRA will review the proposed underwriting terms and arrangements.

Comment 12.	Different sections of the Registration Statement discuss how the Master Fund proposes to cover certain derivatives positions. In the sections discussing the Fund’s investment strategy, please specifically describe the Fund’s use of derivatives in a manner customized to proposed Fund operations. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

Response 12. In response to the Staff’s comment, the Registration Statement has been revised to remove generic references to derivatives and to indicate those types of instruments in which the Trust may invest. The Trust has no current intention to use derivative instruments as part of its principal investment strategy and believes the limited disclosure contained in the Registration Statement is appropriate.

Comment 13.	Please confirm that the Fund and/or the Master Fund do not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Response 13. The Trust informs the Staff supplementally that the Trust and Master Fund do not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Comment 14.	Please confirm that that Board of Directors of the Master Fund will sign the Registration Statement. Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Fund’s Board of Trustees.

Response 14. The Trust informs the Staff supplementally that the Board of Trustees of the Master Fund will sign the Registration Statement and the registration statement will be signed by a majority of the Trust’s Board of Trustees.

1 See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Cover Page

Comment 15.	In the first bullet, please explain that the share repurchase program may be terminated at any time.

Response 15. In response to the Staff’s comment, the Trust has revised the disclosure on the cover page to include the bolded language below:

“The Trust intends to implement a share repurchase program, but only a limited number of the Trust’s Shares may be eligible for repurchase. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until the Trust completes a liquidity event. The Trust’s board of trustees (the “Board”) or the Master Fund’s board of trustees (the “Master Fund Board”) may suspend or terminate the share repurchase program at any time.”

Comment 16.	The fifth bullet explains that distributions may result from partial waiver of fees from the Advisors. Please confirm that such waivers are not subject to recoupment by the Advisors.

Response 16. The Trust informs the Staff supplementally that in light of the Distribution Support Agreement, the Trust does not expect that it will be necessary for the Advisors to waive fees in order for the Trust to be able to pay distributions. As a result, the Trust has not currently entered into an expense limitation agreement with the Advisors. The Trust confirms that, unless it enters into an expense limitation agreement with the Advisors and such agreement provides for recoupment, any fee waivers made by the Advisors would not be subject to recoupment.

Comment 17.	In the “Securities Offered” subsection, please explain under what conditions an investor may rescind a purchase order. Please clearly state that the Fund does not allow investors to rescind a purchase order, if applicable.

Response 17. In response to the Staff’s comment, the Trust advises the Staff that it does not intend to provide investors with an option to rescind a purchase order after the Trust receives a subscription payment, and has revised the disclosure on page 11 under the caption “Summary of Terms—Purchase of Shares” and page 137 under the caption “Purchases of Shares” to include the bolded language below:

"To purchase Shares in this offering, an investor must complete a subscription agreement for a specific dollar amount and pay such amount at the time of subscription. Investors should make their checks payable to “NorthStar Real Estate Capital Income Fund.” Subscriptions will be effective only upon the Trust’s acceptance and the Trust reserves the right to reject any subscription in whole or in part. Pending acceptance of an investor’s subscription, proceeds will be deposited into an account for their benefit. An investor does not have the option of rescinding a purchase order after the Trust receives a subscription payment."

The Trust respectfully submits that it does not believe this additional disclosure is necessary on the cover page since the Minimum Offering Requirement has been eliminated (see Response 18 below for further details), and therefore no subscription payments will be held in escrow pending the Minimum Offering Requirement being satisfied.

Comment 18.	It is disclosed that NorthStar affiliates may purchase shares pursuant to the Distribution Support Agreement and that such purchases will be counted towards meeting the Minimum Offering Requirement. Please provide your analysis as to whether such purchases meet the requirements of Rules 10b-9 and 15c2-4 of the Securities Exchange Act of 1934. Please also explain whether or not the Distribution Support Agreement’s purpose is to avoid return of capital for GAAP and/or tax purposes.

Response 18. The Trust informs the Staff supplementally that because the Master Fund will be seeded with $2 million, the Trust has eliminated the concept of a Minimum Offering Requirement. The proceeds from the Trust’s offering will immediately be invested in the Master Fund and will not be placed in escrow.

The purpose of the Distribution Support Agreement is to provide cash to the Trust to enable it to make distributions. The Registration Statement currently discloses that “Distributions funded from offering proceeds pursuant to the Distribution Support Agreement may constitute a return of capital.”

Comment 19.	Please disclose that purchasers in the initial offering will experience immediate dilution. Include additional discussion in the appropriate section of the prospectus that discusses the dilutive effect of the offering on immediate purchasers and cross-reference to that section on the Cover Page.

Response 19. In response to the Staff’s comment, the Trust respectfully advises the Staff that the prior disclosure in bullet point six on the cover page states that purchasers in the initial offering will experience initial dilution. In addition, the Trust has revised the disclosure on page 59 under the caption “Risk Factors—Shareholders will experience dilution” to reflect the bolded language below:

“Shareholders will  ~~may~~ experience dilution.”

Summary of Terms

Comment 20.	In the section titled “Master Fund,” please explain whether there are any additional feeder funds that currently exist or that are intended to be launched prior to the commencement of operations of the Master Fund. If the Master Fund will have investors other than feeder funds, disclose what kind of investors they will be (e.g., retail investors, institutional investors, pension plans, etc.). Please include risk disclosures in the risk sections of the Registration Statement that discuss potential conflicts of interest that may arise between the Fund and other direct investors in the Master Fund. If the Fund has the ability to invest outside of the Master Fund, please disclose the circumstances under which the Fund may do so.

Response 20. The Trust informs the Staff supplementally that an additional feeder fund will be launched concurrently with the commencement of operations of the Master Fund. The section titled “The Trust and the Master Fund” on page 27 of the Registration Statement will be updated accordingly following the filing of the additional feeder fund’s notification of registration on Form N-8A and initial registration statement on Form N-2. In addition to feeder funds, NorthStar Realty, a publicly-traded, diversified commercial real estate company, will directly invest in the Master Fund through its Seed Capital Investment. The Trust believes the current control person disclosure regarding NorthStar Realty, which complies with the requirements of Items 9.3 and 19 of Form N-2, and the risk-related disclosure under the caption “Risk Factors—Shares may be purchased by the Advisors and their respective affiliates” sufficiently describe the potential conflicts of interests and risks associated with the Seed Capital Investment made by NorthStar Realty directly in the Master Fund.

Comment 21.	As the Fund and the Master Fund have two co-advisers, please explain for what portion or aspect of the Fund’s investment strategies each co-adviser is responsible. Please clarify how investment decisions are made, i.e., discuss whether each co-adviser is responsible for a portion of the strategy, whether each can execute investment decisions independently or whether each investment decision has to be approved by both co-advisers.

Response 21. In response to the Staff’s comment, the requested change has been made to the Registration Statement.

Comment 22.	The sub-section titled “The Advisors” contains lengthy disclosure regarding NorthStar’s management of other investment companies and expertise developed in operating such companies, including claims that NorthStar and its affiliates have developed “significant expertise in operating publicly-registered companies.” As the Advisors are newly created entities with no track record of managing publicly-registered investment companies, such disclosures are potentially misleading and not sufficiently relevant to be included in the Summary of Terms section. Similarly, any statements regarding the Advisors’ sophistication, experience and successful execution of unrelated investment strategies should also be removed.

Response 22. In response to the Staff’s comment, the Trust informs the Staff supplementally that NorthStar is an asset management firm with approximately $38 billion in assets under management as of September 30, 2015, as adjusted for acquisitions and commitments to purchase through November 4, 2015, which currently manages two publicly-traded, commercial real estate companies and four public, non-traded real estate investment trusts. The Trust draws the Staff’s attention to the following disclosure, which appears on page 3 of the Registration Statement under the caption “Summary of Terms—The Advisors”:

“Although the Advisors have no operating history, they will be led by an experienced senior management team of investment professionals with, on average, over 23 years of operational and management experience in the commercial real estate and alternative investment management industries, including David T. Hamamoto, Albert Tylis, Daniel R. Gilbert, Debra A. Hess and Ronald J. Lieberman.”

The Trust further informs the Staff that, as per the disclosure in the Registration Statement under the captions “Summary of Terms—The Advisors” and “The Advisors,” each of the Advisors will enter a Staffing Agreement with one or more affiliates of NorthStar, under which NorthStar’s affiliates will make certain senior management and other personnel, including Messrs. Hamamoto, Tylis, Gilbert and Lieberman and Ms. Hess, available to the Advisors to perform services for the Trust and Master Fund. The Trust believes that the experience of this personnel in managing six publicly-registered investment platforms warrants the claims that NorthStar and its affiliates have developed “significant expertise in operating publicly-registered companies” and, since the personnel of NorthStar’s affiliates will be made available to the Advisors through the Staffing Agreements, such disclosure is relevant and is not misleading.

Comment 23.	With respect to the Master Fund’s private REIT Subsidiary, please provide details regarding the vehicle’s jurisdiction of organization and corporate form. Please confirm the following:

a.	that the Master Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the private REIT Subsidiary.

b.	that each investment adviser to the REIT Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the REIT Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the REIT Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Master Fund’s and the REIT Subsidiary’s investment advisory agreements may combined.

c.	that the REIT Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the REIT Subsidiary.

d.	that the financial statements of the REIT Subsidiary will be consolidated with those of the Master Fund.

e.	any management fee (including any performance fee) payable to the advisor of the REIT Subsidiary will be included in “Management Fees” and the expenses of the REIT Subsidiary will be included in “Other Expenses” in the Fund’s prospectus fee table.

We may have additional comments.

Response 23.

The Trust informs the Staff supplementally that the REIT Subsidiary will be formed in the State of Delaware as a corporation.

(a) The Trust informs the Staff supplementally that in accordance with Responses 23(d) and 24 below, the Master Fund's compliance with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) will be viewed on a standalone basis and that the REIT Subsidiary will not be aggregated for this purpose.

(b) The Trust informs the Staff supplementally that although the REIT Subsidiary is not an investment company subject to the 1940 Act (see the response to subpart (d) below), the Trust confirms that the REIT Subsidiary will voluntarily enter into an investment advisory agreement with the Advisor(s) that complies with the requirements of Section 15 of the 1940 Act, and that this investment advisory agreement will be filed as an exhibit to the Registration Statement. The Trust acknowledges that, for the purposes of complying with Section 15(c) of the 1940 Act, the reviews of the Master Fund’s and the REIT Subsidiary’s investment advisory agreements may be combined since the Advisor(s) will be investment advisers to both the Master Fund and the REIT Subsidiary.

(c) As discussed further below in subpart (d), the REIT Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the REIT Subsidiary will be managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Trust, and as such will comply with the provisions of Section 17 of the 1940 Act.

The Trust informs the Staff that the REIT Subsidiary will have the same custodian as the Master Fund, and that this custodian is an eligible custodian under Section 17(f)(5) of the 1940 Act.

(d) The Trust advises the Staff supplementally that consolidation of the REIT Subsidiary into the Master Fund’s financial statements is not permitted because the REIT Subsidiary is not an “investment company” under the 1940 Act and Regulation S-X prohibits investment companies from consolidating non-investment companies. Specifically, the rules regarding consolidation of financial statements filed by investment companies set forth in Rule 6-03(c) of Regulation S-X state in pertinent part that the “statements of [an investment company registrant] may be consolidated only with the statements of subsidiaries which are investment companies.” [Emphasis added.] The REIT Subsidiary is excluded from the definition of investment company under Section 3(c)(5)(C) of the Act because it will be primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate, specifically: (i) at least 55% of its assets will be in mortgages and other liens on and interests in real estate and (ii) up to 25% of its assets will be real estate related assets (though this amount may be reduced to the extent the assets described in romanette (ii) above exceed 55% of the REIT Subsidiary's assets). Furthermore, as provided under FASB Accounting Standards Update No. 2013-08, Financial Services — Investment Companies (Topic 946), real estate investment trusts are specifically excluded from the definition of an investment company.2 Accordingly, the Master Fund will not consolidate the financial statements of the REIT Subsidiary with its own financial statements. Rather, the REIT Subsidiary will be separately presented as an investment in the Master Fund’s Schedule of Investments. The Master Fund’s investment in the REIT Subsidiary will be valued in accordance with normal valuation procedures and will be based on the values of the underlying assets held by the REIT Subsidiary net of associated liabilities.

(e) The Trust confirms that no management fee or performance fee will be paid to the investment adviser of the REIT Subsidiary. With respect to the expenses of the REIT subsidiary, the Trust advises the Staff that because the REIT Subsidiary will not be consolidated into the Master Fund's financial statements (please see Response 24 below) the expenses of the REIT Subsidiary will not be included in the “Other Expenses” in the Trust’s prospectus fee table. Additionally, as the REIT Subsidiary is not an investment company, its expenses are not “Acquired Fund Fees and Expenses” for the purposes of the Trust’s prospectus fee table.

The Trust directs the Staff's attention to the disclosure on page 49 under the caption “Investment Objectives and Strategies—Targeted Investments—REIT Subsidiary,” which states, "[t]he Advisors will not receive a fee for managing the REIT Subsidiary, though the Master Fund will indirectly incur the REIT Subsidiary’s operating expenses."

Comment 24.	Under “Borrowings,” the disclosure states that any special purpose vehicles that are wholly-owned by any subsidiary of the Master Fund, including the REIT Subsidiary, may utilize leverage, that such borrowings will be the sole obligation of each special purpose vehicle, without recourse to any other

[2]	Similar to Rule 6-03(c) of Regulation S-X, investment companies are generally prohibited from consolidating non-investment companies for GAAP purposes (as provided under FASB ASC 946-10-45-2)

special purpose vehicle, the Master Fund or the Fund, and that the Master Fund will not treat such non-recourse borrowings as senior securities for purposes of complying with the Investment Company Act’s limitations on leverage. In your response, please provide the legal analysis supporting the conclusion that such borrowings should not be consolidated for Section 18 purposes. Please explain if the operating expenses of the wholly-owned special purpose vehicles will be reflected in “Other Expenses” in the Fund’s fee table.

Response 24. The Trust informs the Staff supplementally that in determining whether to treat the non-recourse borrowings of any special purpose vehicles that are wholly-owned by any subsidiary of the Master Fund, including the REIT Subsidiary, as part of the Master Fund’s or Trust’s leverage for the purposes of Section 18 of the 1940 Act, the Trust first determines whether the subsidiary that owns such special purpose vehicles, including the REIT Subsidiary, should be consolidated for GAAP purposes. In the absence of GAAP consolidation, the non-recourse nature of the subsidiary’s special purpose vehicles’ debt would preclude any possibility of attributing such leverage to the Company, as neither the subsidiary that owns the special purpose vehicles nor the Master Fund or the Trust has any obligation with respect to the non-recourse debt. Therefore, the debt cannot be a senior security of such subsidiary, the Master Fund or the Trust in the absence of consolidation.

The Trust advises the Staff that consolidation of real estate investment trusts, including the REIT Subsidiary, into the Trust’s financial statements is not permitted because such real estate investment trusts are not “investment companies” under the 1940 Act or for GAAP purposes, and Regulation S-X prohibits investment companies from consolidating non-investment companies (please see the Response 23(d) above). Consequently, the Master Fund will not treat such non-recourse borrowings as senior securities of the Master Fund for the purposes of Section 18.

The Trust advises the Staff that the non-recourse borrowings of special purpose vehicles that are wholly-owned by a subsidiary of the Master Fund whose balance sheet is consolidated with the Master Fund for GAAP purposes would be treated as part of the Master Fund’s leverage for the purposes of Section 18.

To the extent that a subsidiary of the Master Fund, including the REIT Subsidiary, directly incurs leverage that has recourse for the Master Fund, the Trust or its assets, the amount of such recourse leverage will be consolidated and treated as senior securities of the Master Fund for the purposes of Section 18, in accordance with the below disclosure on page 6 under the caption “Summary of Terms—Borrowings” [emphasis added]:

“To the extent that subsidiaries of the Master Fund, including the REIT Subsidiary, directly incur leverage in the form of debt (as opposed to non-recourse borrowings made through special purpose vehicles), the amount of such recourse leverage used by the Master Fund and such subsidiaries, including the REIT Subsidiary, will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Master Fund. Accordingly, it is the Master Fund’s present intention to utilize leverage through debt or borrowings in an amount not to exceed 33 1/3% of the Master Fund’s total assets (i.e., maintain 300%

asset coverage), less the amount of any direct debt or borrowing by subsidiaries of the Master Fund, including the REIT Subsidiary, if any.”

With respect to the risks associated with the use of leverage by subsidiaries of the Master Fund, including the REIT Subsidiary, the disclosure has been revised on page 19 under the caption “Summary of Terms—Risk Factors” to include the bolded language below:

“The Master Fund may use leverage in connection with its investments, which may increase the risk of loss associated with its investments. In addition, if a wholly-owned special purpose vehicle of any subsidiary of the Master Fund, including the REIT Subsidiary, is unable to pay principal and interest on borrowings it has incurred, a default could result in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the REIT Subsidiary and, therefore, to the Master Fund and the Trust.”

Comment 25.	It is disclosed that the REIT Subsidiary will issue preferred shares that will represent a “small amount of leverage.” Please explain to the Staff who will own such preferred shares, specifically if any affiliated persons will own the preferred. We may have additional comments.

Response 25. The Trust informs the Staff supplementally that the REIT Subsidiary intends to engage a third party service provider to sell the preferred shares of the REIT Subsidiary to third party investors. It is not intended that any affiliated persons own preferred shares of the REIT Subsidiary. The issuance and sale of the preferred shares is intended to assist the REIT Subsidiary in satisfying the requirement that an entity taxed as a REIT for U.S. federal income tax purposes be beneficially owned by 100 or more persons.

Comment 26.	In the “Management and Incentive Fees” subsection, it is disclosed that the Management Fee is calculated on the Fund’s average gross assets, excluding cash and cash equivalents but including assets directly and indirectly using leverage. Please explain to the Staff if built-in leverage that is obtained through the use of derivatives, if any, will be treated for the purposes of calculating the management fee. We may have additional comments.

Response 26. The Trust informs the Staff supplementally that built-in leverage will not be included in the calculation of the management fee. The related disclosure has been deleted accordingly.

Comment 27.	In the “Organizational and Offering Expenses” subsection, the disclosure states that organization costs are expensed as incurred and that offering costs were offset against capital in excess of par value on the Fund’s financial statements. Please confirm that this is an accurate statement since the Advisor paid the organization and offerings costs on behalf of the Fund and no organization or offering expenses will be run through the Fund until an offering is made.

Response 27. In response to the Staff’s comment, the Trust has revised the disclosure on page 10 under the caption “Summary of Terms—Organizational and Offering Expenses” as follows and confirms that the Trust has charged offering costs against capital in excess of par value on the balance sheet:

“The ~~Trust has~~ Advisor and its affiliates have incurred organization and offering costs, on the Trust’s behalf, of approximately $     ~~and $[ ], respectively,~~ as of     , 2015~~, which were~~. The Advisor and its affiliates are entitled to receive reimbursement for costs paid on ~~the Trust’s~~ behalf ~~by~~ of the ~~Advisors and~~ Trust. The Trust records organization and offering costs each period based upon an allocation determined by the Advisor based on its expectation of total organization and offering costs to be reimbursed. As of December 23, 2015, no organization and offering costs have been ~~recorded by~~ allocated to the Trust ~~as a contribution to capital~~.

Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Trust’s organization. These ~~organization~~ costs are expensed as incurred. The Trust’s offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. ~~These~~ The Trust has charged offering costs ~~were offset~~ against capital in excess of par value on the ~~Trust’s financial statements~~ balance sheet.

~~The Trust estimates that it will incur approximately $30 million of expenses if the maximum number of Shares is sold.~~ The Trust will reimburse ~~the Advisor for the organization and~~ the offering expenses incurred by the Advisor and its affiliates on the Trust’s behalf. However, the Advisor has agreed to limit the amount of "Organization and Offering Expenses" ~~borne~~ incurred by the Trust to 1.0% of the aggregate ~~gross~~ proceeds raised in this offering, ~~without recourse against or reimbursement by the Trust~~ after payment of selling commissions and dealer manager fees. Any reimbursements of organization and offering expenses by the Trust will not exceed actual expenses incurred by the Advisor~~s~~ and ~~their~~its ~~respective~~ affiliates, and the Advisor is responsible for the payment of the Trust’s cumulative organization and offering expenses ~~(other than selling commissions and dealer manager fees~~) to the extent they exceed 1.0% of the aggregate ~~gross~~ proceeds raised in this offering, after payment of selling commissions and dealer manager fees.

~~Organization and offering costs of the Master Fund have been paid by the Advisor and its affiliates and have been recorded by the Master Fund as a contribution to capital. Such costs are accounted for by the Master Fund in~~

~~the same manner in which the Trust accounts for its organization and offering costs. Such amounts will be subject to reimbursement pursuant to the Master Fund Administration Agreement. The Trust will indirectly bear its pro rata portion of such costs incurred by the Master Fund based on its ownership of Master Fund Shares; however, the Trust’s pro rata portion of such costs, combined with organization and offering costs reimbursed by it under the Trust Administration Agreement, will not exceed 1.0% of the aggregate gross proceeds raised in this offering”~~

Comment 28.	The disclosures state that the offering costs are offset against capital in excess of par value on the Fund’s financial statements. Discuss in the correspondence the method for accounting for Organizational and Offering (“O&O”) costs on the books of the Fund. Include in the correspondence the literature that supports the accounting for O&O costs for a continuously offered closed-end fund. In addition, please note in the correspondence whether the Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date when preparing financial statements.

Response 28. The Trust informs the Staff supplementally that organization costs should be charged to expense as they are incurred, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 720-15-25-1. Offering costs of closed-end funds should be charged to paid-in capital upon sale of the shares or units in accordance with paragraph five of FASB ASC 946-20-25. Post commencement of operations, offering costs should be charged to paid-in-capital upon sale of the shares or units in accordance with paragraph 5 of FASB ASC 946-20-25.

For a continuously offered closed-end fund, the organization cost should be charged to expense as they are incurred in accordance with FASB ASC 720-15-25-1. The offering cost should be accounted for as a deferred charge until operations begin and thereafter be amortized over 12 months on a straight-line basis in accordance with paragraph 6 of FASB ASC 946-20-25.

The Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date when preparing financial statements.

Comment 29.	Please file as an exhibit the agreement between the Fund and Advisor that limits the Fund’s organization and offering costs to 1% of gross proceeds raised. Please confirm the Fund will reimburse the Advisor for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the Advisor.

Response 29. The Trust informs the Staff supplementally that the organization and offering expense limitation will be included in a side letter to the Trust Advisory Agreement, and that such side letter will be filed as an exhibit to the Registration Statement.

The Trust confirms that the Trust will be responsible for reimbursing the Advisor for organization and offering costs for amounts up to 1.0% of the aggregate gross proceeds at the time any advisory fee is paid to the Advisor.

Comment 30.	In the “Risk Factors” subsection, it is disclosed that “if a Shareholder is able to sell their Shares, the Shareholders will likely receive less than their purchase price and then current NAV per Share.” Please explain that Shareholders are subject to transfer restrictions and there is no guarantee that a Shareholder would be able to sell their shares.

Response 30. In response to the Staff’s comment, the Trust has revised the disclosure on page 18 under the caption “Summary of Terms—Risk Factors” to include the bolded language below:

“If a Shareholder is able to sell their Shares, the Shareholder will likely receive less than their purchase price and the then current NAV per Share. In addition, Shareholders are subject to transfer restrictions and there is no guarantee that a Shareholder will be able to sell their shares.”

Comment 31.	In the subsection detailing risks related to the Fund’s investment in rated or unrated securities, please clarify that the Fund intends to invest in below investment grade securities and explain that such securities are often referred to as “junk.”

Response 31. In response to the Staff’s comment, the Trust has revised the disclosure on page 21 under the caption “Summary of Terms—Risk Factors” and page 71 under the caption “Risk Factors—The Master Fund may make investments in assets with lower credit quality, including below investment grade securities, referred to as ‘high yield’ or ‘junk bonds,’ which may increase its risk of losses.” to include the bolded language below:

“The Master Fund may make investments in assets with lower credit quality, including below investment grade securities, referred to as “high yield” or “junk bonds”, which may increase its risk of losses.”

Comment 32.	The “Risk Factors” subsection discloses that the Master Fund may invest in original issue discount securities. Please explain if OID securities are intended to be principal investments of the Fund. If so, please include appropriate disclosures in the sections describing the principal investment strategy of the Fund. Please also include appropriate risk disclosures in the Risk Factors section of the Registration Statement.

Response 32. The Trust informs the Staff supplementally that it does not intend for OID securities to be principal investments of the Master Fund, under current market conditions. The Trust believes that the current risk disclosures relating to securities issued with OID, including those contained on page 23 of the Registration Statement under the caption “Summary of Terms—Risk Factors” and pages 100-101 under the caption “Risk Factors—The Trust, the Master Fund and the REIT Subsidiary may have difficulty paying their required distributions if the Master Fund or the REIT Subsidiary, as applicable, recognizes income before or without receiving cash representing such income” are appropriate.

Comment 33.	The “Risk Factors” subsection discusses the Master Fund’s ability to make foreign investments, including investments in “undeveloped” markets and the EU. There is no discussion of foreign investments in the Fund’s principal strategies section. Please explain if foreign securities are intended to be principal investments of the Fund. If so, please include appropriate disclosures in the sections describing the principal investment strategy of the Fund.

Response 33. The Trust informs the Staff supplementally that it does not intend for investments in foreign securities to be a principal investment strategy of the Master Fund, under current market conditions. The Trust believes that the current disclosure contained on page 77 under the caption “Risk Factors—The Master Fund will be subject to additional risks if it makes investments internationally” is appropriate.

Comment 34.	Please include additional disclosure discussing risks related to investments in CMBS and CDOs. Please highlight the special risks associated with investing in such instruments; e.g., that such investments are highly levered, that they may be riskier and less transparent than direct investments in underlying loans, that they may be illiquid, that the Fund will have limited control over the investment vehicles, etc.

Response 34. In response to the Staff’s comment, the requested change has been made to the Registration Statement.

Summary of Fees and Expenses

Comment 35.	As the Master Fund’s strategy contemplates investments in private equity interests and other vehicles that would be deemed to be investment companies under the Investment Company Act of 1940 (the “Investment Company Act”) but for the exceptions set forth in Section 3(c)(1) or 3(c)(7), please include a separate line item in the fee table for Acquired Fund Fees and Expenses (“AFFE”) if AFFE is expected to exceed 1 basis point. Please explain your assumptions about the underlying private equity funds’ fees (management and incentive) in calculating AFFE.

Response 35. In response to the Staff's comment, a separate line item for Acquired Fund Fees and Expenses ("AFFE") has been added to the Summary of Fees and Expenses table on page 24.

For purposes of calculating AFFE, it is assumed that the Master Fund will invest 15% of its net assets in PE Investments and other vehicles that would be deemed investment companies under the Investment Company Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7) (collectively, "Portfolio Funds"), although this percentage may vary substantially over time. The information used to determine AFFE is generally based on shareholder reports from Portfolio Funds similar to those that the Master Fund intends to invest in. In calculating AFFE, the Trust assumed that it would pay management fees of 1.3% annually on the Master Fund’s net assets attributable to its investments in PE Investments and incentive fees of 1.0% annually on the Master Fund’s net assets attributable to its investments in PE Investments. The Trust also assumed operating expenses of Portfolio Funds of approximately 0.50% of the Master Fund’s net assets attributable to its investments in PE Investments. Actual Portfolio Funds' management and incentive fees and operating expenses may be substantially higher or lower.

Use of Proceeds

Comment 36.	The Cover Page states that it is expected that proceeds from the offering are going to be used to pay distributions. Please include a similar discussion of anticipated use of proceeds in this section as well.

Response 36. In response to the Staff’s comment, the Trust has revised the disclosure on page 31 under the caption “Use of Proceeds” to include the bolded language below:

“Substantially all of the net proceeds from the sale of Shares are to be invested in the Master Fund as of the date of the Bi-Monthly Closing on which such proceeds are received by the Trust. The Trust expects that following the Master Fund’s receipt of the net offering proceeds, the Master Fund will invest such proceeds as soon as practicable in accordance with the Master Fund’s investment objectives and strategies, consistent with market conditions and subject to the availability of suitable investments; however, initially, the Master Fund may utilize a portion of the assets it receives from the Trust to pay for distributions. Any assets of the Trust not invested in the Master Fund will be de minimis amounts of cash or cash equivalents used to meet its ongoing expenses. There can be no assurance that the Trust will be able to sell all the Shares it is offering. If the Trust sells only a portion of the Shares it is offering, the Trust and the Master Fund may be unable to achieve their investment objectives”

Investment Objectives and Strategies

Comment 37.	The disclosure in “The Advisors’ Strengths” subsection includes a conclusory statement that NorthStar has a “strong track record” and extensive experience as a CRE and alternative investment asset management firm. Please explain what provides the basis for the claim.

Response 37. In response to the Staff’s comment, the Trust has revised the disclosure on page 34 under the caption “Investment Objectives and Strategies—The Advisors’ Strengths” per the language below:

“Given NorthStar’s ~~strong~~ extensive track record, ~~extensive~~ experience and capabilities as a publicly traded, diversified CRE and alternative investment and asset management firm, the Master Fund may benefit from the Advisors’ arrangement with NorthStar and its affiliates in executing its business strategy.”

The Trust also informs the Staff supplementally that NorthStar is an asset management firm with approximately $38 billion in assets under management as of September 30, 2015, as adjusted for acquisitions and commitments to purchase through November 4, 2015, which currently manages two publicly-traded, commercial real estate companies and four public, non-traded real estate investment trusts. The Trust believes that this experience in managing publicly-registered companies warrants the claim that NorthStar has an extensive track record and experience.

Comment 38.	Please briefly explain what the terms “property capitalization rates,” “core” and “noncore” properties mean.

Response 38. In response to the Staff's comment, the Trust has revised the disclosure on page 36 under the caption "Investment Objectives and Strategies—Market Overview and Opportunity" per the language below:

"Property capitalization rates and real estate valuations are directly related. The Trust defines property capitalization rates as the net operating income on a property divided by the property's purchase price. By the fourth quarter of 2009, capitalization rates increased 150 basis points for both core properties (generally comprised of stabilized properties characterized by high occupancy levels in major metropolitan areas, including fully leased apartments, offices and retail properties) and non-core properties (generally properties in a transition phase, including properties located in smaller markets with lower occupancy or more volatile rental streams such as hotel properties, consisting of self-storage facilities and undeveloped land) from their lowest levels in the second quarter of 2008 and second quarter of 2007, according to data from BofA Merrill Lynch Global Research/NCREIF and Real Capital Analytics, respectively, which resulted in decreasing property values. Given certain dynamics in the current market including (i) the continuing steady recovery of the economy (as evidenced by the decrease in unemployment shown below); (ii) prevailing low interest rates and (iii) continued new CRE supply, the Advisors expect real estate values to trend positively due to further capitalization rate compression, increased property level net operating income or a combination of both."

Comment 39.	The disclosure states that the Master Fund’s investments may potentially benefit in a rising interest rate environment. What is this claim based on? Is there any historical data regarding the performance of the types of investments in a rising interest rate environment? There is also a conclusory statement that LIBOR increases will outpace the Master Fund’s own costs of borrowings. What is the basis for making the statement?

Response 39. In response to the Staff's comment, the Trust has revised the disclosure on page 41 under the caption "Investment Objectives and Strategies—Market Overview and Opportunity" per the language below:

Potential benefits exist in the Master Fund's floating rate investments in a rising interest rate environment. With an improving economy tend to come rising interest rates; given the Master Fund's intention to focus on floating rate loans, the Master Fund should benefit from such an environment relative to investment vehicles that focus on fixed rate loans.

The Trust also informs the Staff supplementally that this claim, revised as per the above, is based on the mathematical certainty that floating rate loans will produce more income in a rising rate environment, irrespective of whether leverage is employed. Please see the chart below for mathematical examples of floating rate loans in a rising interest rate environment.

Rising Interest Rate Environment Example:

Loan Size	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000
Credit Spread:	4.75%	4.75%	4.75%	4.75%	4.75%	4.75%	4.75%	4.75%
Libor:	0.30%	0.80%	1.30%	1.80%	2.30%	2.80%	3.30%	3.80%
All-In Interest Rate:	5.05%	5.55%	6.05%	6.55%	7.05%	7.55%	8.05%	8.55%

Financing Rate:	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Spread:	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
All-In Financing Cost:	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%

Return on Equity:	5.05%	5.55%	6.05%	6.55%	7.05%	7.55%	8.05%	8.55%

Loan Size	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000
Credit Spread:	4.75%	4.75%	4.75%	4.75%	4.75%	4.75%	4.75%	4.75%
Libor:	0.30%	0.80%	1.30%	1.80%	2.30%	2.80%	3.30%	3.80%
All-In Interest Rate:	5.05%	5.55%	6.05%	6.55%	7.05%	7.55%	8.05%	8.55%

Financing Rate:	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%
Spread:	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
All-In Financing Cost:	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%

Return on Equity:	8.41%	9.52%	10.63%	11.74%	12.86%	13.97%	15.08%	16.19%

Loan Size	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000	$10,000,000
Credit Spread:	4.75%	4.75%	4.75%	4.75%	4.75%	4.75%	4.75%	4.75%
Libor:	0.30%	0.80%	1.30%	1.80%	2.30%	2.80%	3.30%	3.80%
All-In Interest Rate:	5.05%	5.55%	6.05%	6.55%	7.05%	7.55%	8.05%	8.55%

Financing Rate:	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%
Spread:	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
All-In Financing Cost:	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%

Return on Equity:	13.30%	15.30%	17.30%	19.30%	21.30%	23.30%	25.30%	27.30%

In response to the Staff's comment, the Trust has also revised the disclosure on page 41 under the caption "Investment Objectives and Strategies—Market Overview and Opportunity" per the language below:

Since the Master Fund may ~~Given that the Advisors only intend to~~ finance a portion of any given investment to generate improved returns, the benefits of rising interest rates to the Master Fund’s floating rate investments ~~if LIBOR increases~~ will outpace the increasing cost of its borrowings, resulting in corresponding improved returns on the Master Fund’s invested equity.

The Trust informs the Staff supplementally that the basis for this claim, revised as per the above, is that a leveraged floating rate asset will outpace an unlevered floating rate liability in a rising interest rate environment, assuming that both the floating rate asset and liability are tied to the same index (e.g., LIBOR).

Comment 40.	The graph illustrating the growth of the secondary market for limited partnership interest in real estate private equity funds indicates that “2015 transaction volume [is] expected to reach $9.0 billion.” In your response, please explain how the expected 2015 volume was derived and why the inclusion of the estimate should not be considered misleading.

Response 40. The Trust informs the Staff supplementally that the information contained in the graph on page 43 was provided by Greenhill Cogent. Greenhill Cogent is a market leading adviser focused on the secondary market for alternative assets, and has advised on over 6,300 limited partnership interest transactions representing over $125 billion in commitments. The estimate for 2015 transaction volume referenced in the Staff’s comment is based on Greenhill Cogent’s own completed and in-progress transactions, publicly available data and the results of its semi-annual survey of market participants.

As the information contained in the graph on page 43 was provided to the Trust by a market leader in advising on secondary transactions, which determined such estimates based upon a proprietary synthesis of various sources of information, the Trust believes the inclusion of the estimate is appropriate.

Comment 41.	The table titled “Relative Value of CRE Investing” shows returns of US CMBS AAA and US Corporate AAA securities, while the paragraph above discusses Master Fund investments in “subordinate new issue bonds or “B-pieces.” Please explain why the performance of triple-A rated tranches is relevant given the Master Fund’s intended focus on below investment grade securities.

Response 41. In response to the Staff's comment, the table on page 44 has been revised to include returns of US CMBS BBB and US industry average BBB securities.

Comment 42.	It is stated that the Master Fund has the opportunity to obtain “attractive long-term, non-mark-to-market and match-term leverage.” Please explain the term “non-mark-to-market” leverage.

Response 42. The Trust informs the Staff supplementally that "mark-to-market leverage requires that, to the extent that an asset is deemed to have lost value relative to the amount of financing outstanding on that asset due to interest rate fluctuations, the borrower (i.e., the Master Fund) must pay down the financing to maintain the original loan to value ratio as provided by the loan (e.g., margin calls), while "non-mark-to-market" leverage may not require similar pay downs as a result of such interest rate fluctuations.

Comment 43.	The “Select Commercial Real Estate Equity Investments” subsection states that the Master Fund may invest in “a loan, security or other obligation for which the business of the related obligor is significantly related to real estate.” Please provide examples of such investments. We may have additional comments.

Response 43. The Trust informs the Staff supplementally that an example of "a loan, security or other obligation for which the business of the related obligor is significantly related to real estate" in which the Master Fund may invest includes special purpose entities and joint venture opportunities that are structured to issue equity or loan or debt obligations. These special purpose entities are set up to maintain the rights of the joint venture participants and to facilitate co-ownership of the underlying real estate asset.

Comment 44.	The “Private Equity Real Estate Investments” sub-section states that there is a “robust private secondary market available for sellers of private equity assets.” What is the basis for this claim? You may wish to point specific platforms that the Master Fund intends to use to purchase private equity assets.

Response 44. In response to the Staff's comment, the Trust has revised the disclosure on page 48 under the caption "Investment Objectives and Strategies—Targeted Investments—Select Commercial Real Estate Equity Investments" per the language below:

"In general, the sellers of limited partnership interests sell not only the interests in the fund but also their remaining unfunded commitments to the funds, which the Master Fund may be obligated to fulfill. For the vast majority of private equity real estate investments, there is no listed public market; however, there is a ~~robust~~significant private secondary market available for sellers of private equity assets."

The Trust further advises the Staff supplementally that it believes the $7.0 billion secondary market for limited partnership interests in real estate private equity funds, as described on page 43 under the caption ""Investment Objectives and Strategies—Market Overview and Opportunity," represents a significant market and the disclosure as revised is appropriate.

Comment 45.	The disclosure in the “Investment Process” subsection states that the Master Fund “will not generally complete any investment until the successful completion of due diligence.” Under what circumstances may the Master Fund complete an investment before completing due diligence?

Response 45. In response to the Staff’s comment, the Trust has revised the disclosure on page 50 under the caption “Investment Objectives and Strategies—Investment Process” as follows:

"The Master Fund will ~~generally~~ not complete any investment until the successful completion of due diligence, which includes the satisfaction of all applicable elements of the investment and underwriting process and an assessment of any property underlying CRE debt and of the Master Fund’s select equity investments."

Risk Factors

Comment 46.	The disclosure states that the Fund’s and the Master Fund’s organizational documents contain ownership restrictions that generally prohibit a person from directly or constructively owning more than 9.8% in value of the aggregate of the outstanding shares of the stock of the Master Fund, the Trust and the REIT Subsidiary. It is further disclosed that the restrictions will not apply unless and until the REIT Subsidiary’s board of directors, the Board or the Master Fund’s Board, as applicable, determine that such restrictions would not result in the Trust or the Master Fund violating the provisions of the Investment Company Act. In your response, please undertake to inform the Staff of any intention to make such provisions applicable, but prior to any determination to that effect by any of the REIT Subsidiary’s board of directors, the Board or the Master Fund Board.

Response 46. The Trust undertakes to inform the Staff of any intention to make the above-mentioned ownership restrictions applicable prior to any final determination to that effect by any of the REIT Subsidiary’s board of directors, the Board or the Master Fund Board.

Comment 47.	It is disclosed that the Master Fund’s CRE Investments may require it to advance future funds. In your response, please explain whether such future funding obligations are contractual obligations of the Fund, which in addition to any commitments to PE Investments and joint ventures, would result in unfunded commitments by the Fund. In your response, please undertake to include in the Fund’s future filings a separate section that details the Fund’s unfunded commitments.

Response 47. The Trust informs the Staff supplementally that it expects its capital call obligations from PE Investments to be minimal because the Master Fund will generally invest in matured PE Investments (i.e., private equity funds that have already or have substantially completed their investment period) through the secondary market. The Master Fund may have future funding obligations for its joint venture investments and for certain loans that are conditioned upon the achievement of certain milestones for future fundings. To the extent the Master Fund has capital call obligations or future funding obligations from its PE Investments, joint venture investments or debt investments, such obligations would be contractual in nature. The Trust will include in its future filings a separate section that details the Master Fund's outstanding capital call obligations or future funding obligations (i.e., unfunded commitments).

Comment 48.	In the paragraph discussing risks associated with the Master Fund’s investment in joint ventures, it is stated that a “joint venture partner may be in a position to take action contrary to the Master Fund’s instructions or requests or contrary to the Master Fund’s policies and objectives.” To the extent that the Master Fund will not have the ability to veto investment decisions in a particular joint venture arrangement, the fund should reasonably believe that its assets will provide adequate cover to allow it to satisfy all such unfunded commitments. Please confirm.

Response 48. As per Response 8 above, the Trust informs the Staff supplementally that the Master Fund reasonably believes that its assets will provide adequate cover to satisfy any capital call obligations (i.e., unfunded commitments) from PE Investments or joint ventures, including any obligations that arise due to the Master Fund’s inability to veto investment decisions, if applicable.

Trust and Master Fund Expenses

Comment 49.	Certain categories of Fund expenses, for example fees related to software, research and market data, communication equipment, overhead costs, etc., appear to be covered under the proposed terms of the Master Fund Administration Agreement. Please confirm that there is no duplication of expenses to be allocated to the Fund and the Master Fund.

Response 49. The Trust confirms that there is no duplication of expenses to be allocated to the Trust and the Master Fund.

* * * * * *

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180. Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Fund

Daniel R. Gilbert

Chief Executive Officer and President

Ronald J. Lieberman

Executive Vice President, General Counsel and Secretary

Sandra M. Forman

Chief Compliance Officer, Associate General Counsel and Assistant Secretary

Clifford Chance US LLP

Jefferey D. LeMaster

Matthew A. Babinsky

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